UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              NET PERCEPTIONS, INC.
                       (Name of Subject Company (Issuer))
                           OBSIDIAN ENTERPRISES, INC.
                       (Names of Filing Person (Offeror))
                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)
                            ________________________
                                   64107 U 101
                      (CUSIP Number of Class of Securities)

                                Timothy S. Durham
                             Chief Executive Officer
                           Obsidian Enterprises, Inc.
                         111 Monument Circle, Suite 4800
                           Indianapolis, Indiana 46204
                            Telephone: (317) 237-4055
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                   Copies to:
                             Stephen J. Dutton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 236-1313



                            CALCULATION OF FILING FEE

                  Transaction Valuation*              Amount of Filing Fee**
                       $10,976,682                           $888

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,145,338 (the number of shares of common stock of the subject company outstanding as of October 31, 2003) by $.39 (the value of each share of subject company as of December 12, 2003).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals 0.00008090% of the transaction valuation.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $906.60        Filing Party: Obsidian Enterprises, Inc.
Form or Registration No.: Form S-4      Date Filed: December 15, 2003

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 15, 2003, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 17, 2003 and Amendment No. 2 thereto filed with the Commission on December 23, 2003 (as amended and supplemented, this "Schedule TO") relating to the offer (the "Offer") by Obsidian Enterprises, Inc., a Delaware corporation ("Obsidian"), to exchange each issued and outstanding share of common stock, par value $.0001 per share (the "Net Perceptions Shares"), of Net Perceptions, Inc., a Delaware corporation ("Net Perceptions"), for two shares of common stock, par value $.0001 of Obsidian ("Obsidian Shares"). Obsidian has effected a 1 for 50 reverse stock split effective for shareholders of record at January 23, 2004. The exchange ratio after the reverse stock split will be 1/25 Obsidian Share for each Net Perceptions Share. The number of shares and the per share amounts in this Schedule TO have not been adjusted to give effect to that reverse split except as expressly stated in this Schedule TO. In lieu of fractional shares, cash will be provided in an amount equal to the value of the fractional share.

Obsidian has filed a registration statement with the Commission on Form S-4 (Reg. No. 333-111191) relating to the Obsidian Shares to be issued to stockholders of Net Perceptions in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal.

ITEM 12.   EXHIBITS.

(a)  Press Release issued by Obsidian, dated January 21, 2004.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         OBSIDIAN ENTERPRISES, INC.

                                         By: /s/ Timothy S. Durham
                                            ------------------------------------
                                               Timothy S. Durham
                                               Chief Executive Officer


Date:   January 21, 2004

                                                                     Exhibit (a)


FOR IMMEDIATE RELEASE
JANUARY 21, 2004

OBSIDIAN ENTERPRISES SUBMITS PROPOSAL TO NET PERCEPTIONS

Obsidian Proposal Reduces Uncertainty, Offers Superior Alternative to the Company's Plan of Liquidation

INDIANAPOLIS, January 21, 2004 -- Obsidian Enterprises, Inc. (OTCBB: OBSD), a holding company headquartered in Indianapolis, announced today that it has formally submitted a proposal to acquire all of the equity of Net Perceptions, Inc. (Nasdaq: NETP) in accordance with Net Perception's publicly announced procedures for submission of best and final acquisition proposals. The text of the letter sent to the Board of Directors of Net Perceptions follows:

     Pursuant to the press release issued by Net Perceptions, Inc. ("NETP" or the "Company") on January 9, 2004, Obsidian Enterprises, Inc. ("Obsidian") is pleased to submit this proposal to acquire all of the outstanding equity of the Company.

     For your consideration, enclosed you will find a form of proposed Merger Agreement, the highlights of which are as follows:

     Transaction Structure: Merger.

     Consideration: Two shares of Obsidian common stock (subject to adjustment for the pending reverse stock split) for each share of NETP common stock.

     Conditions: Customary closing conditions for transactions of this type, including a "minimum cash" requirement.

     Termination/Break Up Fee: None.

     Purchase Price Adjustment/Minimum Cash: We will require additional information to insert the appropriate numbers in this portion of the
     Agreement, but based on NETP's most recent filings (and assuming consummation of the asset and licensing agreements previously announced by the Company), we believe the appropriate number for Section 2.1(d) of our proposed form of Merger Agreement is approximately $10.0 million and the appropriate number for Section 6.1(b) is approximately $7.0 million.

     Timing: Obsidian is prepared to promptly respond to any questions, negotiate any aspects of our proposal, and consider any comments you, your counsel or your financial advisor may have (and in this regard, and to avoid any miscommunications, we request that all such communications to Obsidian from NETP be in writing and addressed to Obsidian, its legal counsel and its strategic advisor). Obsidian is prepared to finalize and execute the enclosed merger agreement promptly.

     After reviewing the disclosure contained in NETP's 14D-9 (including the recently filed amendment), and to clear up some apparent confusion on the part of Mr. Donnelly and, as a result of his misunderstandings, any misunderstandings that the Board of Directors may have, please be advised that Obsidian is prepared to provide NETP and its financial advisors with any information regarding Obsidian that may be requested by NETP. Among other things, the "fairness opinion" delivered by Candlewood would certainly be more valuable to you if it were based on information that we have previously offered to make available to you and Candlewood.

     With respect to Obsidian's due diligence review of NETP, as we have indicated to your representatives on previous occasions, Obsidian is prepared to rely on the public filings of NETP to complete its due diligence.

     In the event that you fail to respond to this proposal in a manner deemed timely by Obsidian, Obsidian will continue to evaluate its alternatives, including: (i) continuing with or terminating its previously announced tender offer and (ii) taking appropriate steps to commence a solicitation in opposition to NETP's plan of liquidation or any alternative transaction that may be proposed by NETP.

     After engaging in a process that apparently is now well into its second year and that has delivered little in the way of value for the long suffering NETP shareholders, we hope that you will take this opportunity to make an informed decision and move expeditiously to consummate a transaction with Obsidian.

Timothy S. Durham, Chairman and CEO of Obsidian, stated, "We have commenced our exchange offer and dedicated significant time and financial resources to pursing the acquisition of Net Perceptions. We remain prepared to make information available to Net Perceptions, discuss our proposal with Net Perceptions and deliver what we believe is a far superior alternative to the Net Perceptions shareholders relative to the uncertain pay out announced by Net Perceptions under its proposed plan of liquidation. Our proposal permits Net Perceptions to accept a superior proposal. We believe it is time for Net Perceptions to remove its poison pill and let the shareholders who have the most at stake here to determine their own destiny." Obsidian filed a Registration Statement on Form S-4 and a Tender Offer Statement with the Securities and Exchange Commission on December 15, 2003 and an amendment to each on December 17, 2003.

The offer is scheduled to expire at 5:00 PM, New York City time, on February 20, 2004, unless the offer is extended. The offer is subject to certain conditions, including that:

     o Net Perceptions take appropriate action to cause their poison pill to not be applicable to the offer;

     o Obsidian be satisfied that Section 203 of the Delaware General Corporation Law will not be applicable to the contemplated second-step merger; and

     o stockholders tender at least 51% of the outstanding shares of common stock of Net Perceptions.

The Exchange Agent for the exchange offer is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003. The Information Agent for the exchange offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.

Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through its subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its division, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and steel-framed cargo trailers.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Net Perceptions, Inc. or Obsidian Enterprises, Inc. Obsidian has filed with the Securities and Exchange Commission a registration statement and exchange offer documents with respect to the proposed transaction. Investors and security holders are advised to read those documents because they include important information. Investors and security holders may obtain a free copy of any documents filed by Obsidian with the SEC at the SEC's website at www.sec.gov. The exchange offer, registration statement and the other documents may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Obsidian Enterprises, Inc. by directing a request by mail to Obsidian Enterprises, Inc. 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46024, Attn: Rick D. Snow.


This press release contains "forward-looking statements." These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian cannot provide assurances that the exchange offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian's Securities and Exchange Commission filings.


Source: Obsidian Enterprises, Inc.

For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tsdurham@msn.com
317-237-4055